FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”) discloses hereunder communication, dated August 06th 2018 and received on August 09th 2018, from Brandes Investment Partners, LP.

The CBD Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address gpa.ri@gpabr.com.

São Paulo, August 10th, 2018.

Daniela Sabbag

Investors Relations Officer

(Free translation)

San Diego, California, August 6, 2018.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Investor Relations Department
Av. Brigadeiro Luis Antônio, 3235
Jardim Paulista CEP 01402-901
São Paulo SP Brasil

c/o: Mrs. Daniela Sabbag
Investor Relations Officer

By e-mail to: gpa.ri@gpabr.com

Ref:    FOR YOUR IMMEDIATE ATTENTION – CVM Instruction 358 - Disclosure of Reduction in Shareholder Stake of Companhia Brasileira de Distribuição (“Company”)

Dear Sirs,

1.         Brandes Investment Partners, L.P. (“Brandes”) is a federal level accredited investment advisor in the United States of America.

2.         Brandes is appointed as an investment consultant by several clients (“Clients”), in particular institutional investors in the United States of America.

3.         Brandes receives discretionary mandates from its Clients regarding the investment and divestment of assets in the portfolios it manages. Such assets are registered in the name of each Client, or persons designated by them, and under no circumstances are the ownerships of such assets formally held by Brandes.

4.         Having provided this information about our organization and the relationship structure with our Clients, we would like to refer to CVM Instruction 358, published by the Brazilian Securities and Exchange Commission ("CVM") on 01/03/2002 (as amended, “CVM Instruction 358”).

5.         In compliance with the disclosure obligation provided for in Article 12 of CVM Instruction 358, we hereby inform that, as a result of the exercise by Brandes in the capacity of a discretionary investment manager, since August 2, 2018, the consolidated stake held by our Clients in the Company decreased to 8,294,390 shares, representing 4.95% of the Company’s total outstanding shares.

6.         In addition to this information, other information, as required by Article 12 of CVM Instruction 358, are provided below:

(i)      Corporate Address: Brandes is headquartered at 11,988 El Camino Real, Suite 600, San Diego, CA, 92130, USA;

(ii)    Objective: none of our Clients intend to change the controlling composition or administrative structure of the Company;

(iii)   Consolidated Stake:  As disclosed in Item 5, above;

(iv)   Other Company Securities: We do not consider that our Clients have any other transferable securities and derivative financial instruments referenced to the Company’s shares. However, we understand that even if such securities were to be detained, they would not be part of the consolidated stake herein reported since the acquisition of such consolidated stake was carried out under our discretionary management;

(v)     Agreement on Voting Exercises: Except for the investment advisory agreement that we sign with each Client for the purposes of managing their assets and which, as a rule, allows us to exercise the voting rights conferred by the shares that make up the portfolio of such Client, there are no other agreements and/or contracts between Brandes, on one side, and a portion or all of the Clients holding the consolidated stake hereby reported, on the other, that regulates any common action or similar agreement for the exercise of voting rights, purchase and/or sale of securities issued by the Company.

Please proceed with the proper disclosure to the market and the CVM. If any additional information or clarification is needed, please contact Ian Rose through the phone number 1 858 523 3251 or send an e-mail to ian.rose@brandes.com.
We thank you for your attention on this matter.

Sincerely,

Brandes Investment Partners, L.P.

Name: Ian Rose

Title: Chief Legal Adviser

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 10, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.